SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HALF YEAR PROFITS UP 80% TO €387M

FARES FALL 17%, TRAFFIC GROWS 15% TO 36M PAX

LOSSES IN Q3 AND Q4 LEAVES FULL YEAR GUIDANCE UNCHANGED

Ryanair, Europe's largest low fares airline today (2nd Nov 09) announced an 80% increase in half year net profits to €387m. Revenues fell by 2% to €1.8bn, as a 17% decline in average fares was largely offset by a 15% growth in traffic. Unit costs fell 27% due to lower fuel prices (excluding fuel, unit costs fell 5%) and rigorous cost discipline.

Summary Table of Results (IFRS) - in euro

Half Year Results	Sept 30, 2008	Sept 30, 2009	% Change
Passengers	31.6m	36.4m	+15%
Revenue	€1,811m	€1,767m	-2%
Adjusted Profit/(Loss) after Tax (Note 1)	€214.6m	€387.0m	+80%
Adjusted Basic EPS(euro cent) (Note 1)	14.44	26.23	+82%

Highlights of the half year included:

•	Average fares down 17% to €39.

•	Traffic growth up 15% to 36m pax.

•	Net profit up 80% to €387m.

•	Industry leading net profit margin of 22%.

•	Ancillary revenues grew 8% to 20% of total revenues.

•	Unit costs down 27% (ex fuel costs down 5%).

•	100% web check-in from 1st October.

•	Fuel hedges extended for fiscal 2011, Q.1 to 50% and Q.2 to 50%.

Ryanair's CEO Michael O'Leary said:

"Ryanair's ability to grow both traffic and profits during the half year is a testament to the strength of Ryanair's lowest fare model, and our relentless cost discipline. However these results are heavily distorted by a 42% fall in fuel costs, which has masked a significant 17% decline in average fares. We expect average fares to decline by up to 20% during Quarters 3 and 4, which will result in both these quarters being loss making. Despite this our full year guidance remains unchanged and will be substantially profitable, at a time when many of our competitors are losing money, consolidating or going bust.  Recent weeks have seen the demise of SkyEurope and Seagle Air in Slovakia, and MyAir in Italy, and we expect further casualties this Winter. Ryanair is the only major European airline to grow traffic and profits strongly. We are winning substantial market share from the big three high fare flag carrier groups led by Air France, BA and Lufthansa and we expect this trend to continue.

"Market conditions in Ireland, the UK and Europe continue to be difficult, characterised by an absence of consumer confidence; and specific markets (i.e. Ireland and the UK) which have been damaged by misguided tourist taxes levied on air passengers but not on competing ferry or train journeys.  Traffic at many Irish and UK airports has slumped, with Ireland facing a decline of 15% of its air traffic, and the UK set to lose almost 10% of its traffic. We again call on the British and Irish Governments to scrap these stupid tourist taxes and reduce airport charges. VAT receipts on visitor spend alone would be a multiple of the revenues generated from these tourist taxes. The Belgian, Dutch, Greek and Spanish governments have led the way by scrapping passenger taxes and/or reducing airport charges (in some cases to zero) in order to stimulate traffic growth. We are switching a material proportion of Ryanair's Winter capacity and growth away from high tax, high cost countries like Britain and Ireland in favour of "no tax", lower cost countries like Belgium, Holland, Italy and Spain.

"Ryanair's relentless focus on costs continues to deliver savings. While fuel remains volatile, we have continued to reduce airport and handling costs, through our web check-in initiatives, and staff costs, with a pay freeze in both the current and coming year. At a time when many competitors are cutting pay and jobs, Ryanair continues to provide secure employment without pay cuts for over 7,000 of the best professionals in the European airline industry.

"We continue to campaign for the break up of the BAA and DAA airport monopolies, which waste billions of pounds/euro building over-specified facilities which airline users neither want nor need, at Stansted and Dublin in particular. We welcome the sale of London Gatwick and again call for the early sale of Stansted and one of BAA's Scottish airports, so that inter airport competition can deliver lower costs and more efficient facilities which the BAA monopoly, and inept CAA regulation has repeatedly failed to deliver.

"The failure of the Irish Government to honour its promise to break up the DAA monopoly continues to damage Irish traffic and tourism. In 2010 the DAA monopoly will unfold Terminal 2, a €1.2bn white elephant, despite the fact that the 30 million passengers p.a. (MPPA) capacity at Terminal 1 now substantially exceeds the 20 MPPA traffic at Dublin Airport. The fact that the DAA have built an entirely separate building just for "deep queuing check-in spaces", at a time when most airlines are moving to web check-in and no check-in queues, shows just how out of touch and clueless the DAA monopoly is. T2 should be mothballed, thus eliminating the enormous operating costs associated with its opening, particularly as the Irish economy faces a collapse of air traffic and tourism in the face of high airport charges and a crazy €10 tourist tax. It may take some time before the Irish Government realises that the only way forward is to lower airport fees and scrap tourist taxes.

"I regret to report that we have made little progress in our discussions with Boeing for an order of 200 aircraft for delivery between 2013 and 2016. We won't continue these discussions indefinitely and have signalled to Boeing that if they are not completed before the year end, then Ryanair will end its relationship with Boeing and confirm a series of order deferrals and cancellations. We see no point in continuing to grow rapidly in a declining yield environment, where our main aircraft partner is unwilling to play its part in our cost reduction programme by passing on some of the enormous savings which Boeing have enjoyed both from suppliers and more efficient manufacturing in recent years.

"We would prefer to grow, but if Boeing doesn't share our vision, then I believe that Ryanair should change course before the end of this fiscal year and manage the airline over the next three years to maximise cash for distribution to shareholders. If we cannot invest our surplus cash efficiently in new aircraft, then we should distribute it to shareholders.

"It is appropriate at a time of economic difficulty to remain cautious and conservative in our guidance. Our outlook for fiscal 2009/10 remains unchanged. Traffic growth is strong, but at the expense of declining average fares. Ryanair's yields are being negatively impacted by the weakness of Sterling and tourist taxes in the UK and Ireland. We expect yields this Winter will continue to fall by up to 20%, which will cause material losses in Q.3 and Q.4 and accordingly our full year net profit guidance remains at the lower end of the €200m to €300m range - as we previously guided.

"While this Winter will be a difficult one for the European airline industry, Ryanair will continue to grow traffic, market share and profits. We have the strongest balance sheet in the European airline industry with over €2.5bn in cash and we continue to negotiate significant cost reductions with airports and handling companies who are keen to share in our growth, while other customers consolidate or collapse. Ryanair remains ideally positioned to return to substantial profit growth as Europe emerges from this economic downturn and we remain confident that our "growth during a recession" policy will continue to deliver substantial returns for our passengers, our people and our shareholders".

ENDS.

Note 1 - Excludes exceptional items. Exceptional items in the half year ended September 30, 2009 amounted to €13.5m reflecting an impairment of the Aer Lingus shareholding. Exceptional items in the half year ended September 30, 2008 included a €93.6m impairment of the Aer Lingus shareholding and an accelerated depreciation charge of €25.7m on fiscal 2009/2010 aircraft disposals.

For further information     Howard Millar                 Pauline McAlester

Please contact:                Ryanair Holdings Plc         Murray Consultants

               www.ryanair.com                Tel: 353-1-8121212        Tel: 353-1-4980300

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.

Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is the World's favourite airline with 36 bases and 950+ low fare routes across 26 countries, connecting 150 destinations. By the end of November 2009 Ryanair will operate a fleet of 210 new Boeing 737-800 aircraft with firm orders for a further 102 new aircraft (before taking account of planned disposals), which will be delivered over the next 2.5 years. Ryanair currently employs a team of more than 7,000 people and expects to carry approximately 66 million passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2009 (unaudited)

		At Sep 30,	At Mar 31,
		2009	2009
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	3,851.9	3,644.8
Intangible assets		46.8	46.8
Available for sale financial assets	8	119.7	93.2
Derivative financial instruments		-	60.0
Total non-current assets		4,018.4	3,844.8

Current assets
Inventories		2.7	2.1
Other assets		136.7	91.0
Trade receivables		48.0	41.8
Derivative financial instruments		9.8	130.0
Restricted cash		110.2	291.6
Financial assets: cash > 3months		585.1	403.4
Cash and cash equivalents		1,841.6	1,583.2
Total current assets		2,734.1	2,543.1

Total assets		6,752.5	6,387.9

Current liabilities
Trade payables		182.2	132.7
Accrued expenses and other liabilities		700.0	905.8
Current maturities of debt		227.3	202.9
Current tax		5.1	0.4
Derivative financial instruments		80.3	137.4
Total current liabilities		1,194.9	1,379.2

Non-current liabilities
Provisions		83.1	72.0
Derivative financial instruments		47.0	54.1
Deferred income tax		182.4	155.5
Other creditors		136.2	106.5
Non-current maturities of debt		2,358.8	2,195.5
Total non-current liabilities		2,807.5	2,583.6

Shareholders' equity
Issued share capital		9.4	9.4
Share premium account		626.8	617.4
Capital redemption reserve		0.5	0.5
Retained earnings		2,151.5	1,777.7
Other reserves		(38.1)	20.1
Shareholders' equity		2,750.1	2,425.1

Total liabilities and shareholders' equity		6,752.5	6,387.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the half-year ended September 30, 2009 (unaudited)

		Pre Exceptional	Exceptional	IFRS Half-year	Pre Exceptional	Exceptional	IFRS Half-year
		Results	Items	Ended	Results	Items	Ended
		Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
		2009	2009	2009	2008	2008	2008
	Note	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues		1,420.5	-	1,420.5	1,488.4	-	1,488.4
Ancillary revenues		346.3	-	346.3	322.1	-	322.1
Total operating revenues - continuing operations		1,766.8	-	1,766.8	1,810.5	-	1,810.5
Operating expenses
Staff costs		168.6	-	168.6	160.0	-	160.0
Depreciation		111.3	-	111.3	96.8	25.7	122.5
Fuel & oil		459.8	-	459.8	788.5	-	788.5
Maintenance, materials & repairs		40.3	-	40.3	30.6	-	30.6
Aircraft rentals		45.0	-	45.0	38.2	-	38.2
Route charges		173.9	-	173.9	151.0	-	151.0
Airport & handling charges		249.5	-	249.5	238.3	-	238.3
Marketing, distribution & other		65.8	-	65.8	70.7	-	70.7
Total operating expenses		1,314.2	-	1,314.2	1,574.1	25.7	1,599.8
Operating profit - continuing operations		452.6	-	452.6	236.4	(25.7)	210.7
Other income/(expenses)
Finance income		13.3	-	13.3	46.4	-	46.4
Finance expense		(35.3)	-	(35.3)	(58.6)	-	(58.6)
Foreign exchange gain/(loss)		(0.6)	-	(0.6)	0.1	-	0.1
Loss on impairment of available for sale financial asset		-	(13.5)	(13.5)	-	(93.6)	(93.6)
Gain on disposal of property, plant & equipment		2.9	-	2.9	0.2	-	0.2
Total other (expenses)		(19.7)	(13.5)	(33.2)	(11.9)	(93.6)	(105.5)
Profit before tax		432.9	(13.5)	419.4	224.5	(119.3)	105.2
Tax on profit on ordinary activities		(45.9)	-	(45.9)	(9.9)	-	(9.9)
Profit for the period - all attributable to equity holders of parent		387.0	(13.5)	373.5	214.6	(119.3)	95.3
Earnings per ordinary share (in € cent)
Basic	10	26.23		25.31	14.44		6.42
Diluted	10	26.13		25.21	14.43		6.41
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,475.3		1,475.3	1,485.5		1,485.5
Diluted	10	1,481.2		1,481.2	1,487.3		1,487.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended September 30, 2009 recognised and measured in accordance with IFRS (unaudited)

		Pre Exceptional	Exceptional	IFRS Quarter	Pre Exceptional	Exceptional	IFRS Quarter
		Results	Items	Ended	Results	Items	Ended
		Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
		2009	2009	2009	2008	2008	2008
	Note	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues		811.1	-	811.1	858.3	-	858.3
Ancillary revenues		181.0	-	181.0	175.4	-	175.4
Total operating revenues - continuing operations		992.1	-	992.1	1,033.7	-	1,033.7
Operating expenses
Staff costs		86.2	-	86.2	79.6	-	79.6
Depreciation		56.3	-	56.3	49.7	7.8	57.5
Fuel & oil		245.7	-	245.7	422.0	-	422.0
Maintenance, materials & repairs		21.1	-	21.1	16.3	-	16.3
Aircraft rentals		23.3	-	23.3	19.1	-	19.1
Route charges		92.7	-	92.7	76.9	-	76.9
Airport & handling charges		132.8	-	132.8	124.4	-	124.4
Marketing, distribution & other		36.1	-	36.1	35.0	-	35.0
Total operating expenses		694.2	-	694.2	823.0	7.8	830.8
Operating profit - continuing operations		297.9	-	297.9	210.7	(7.8)	202.9
Other income/(expenses)
Finance income		5.9	-	5.9	23.6	-	23.6
Finance expense		(17.0)	-	(17.0)	(28.5)	-	(28.5)
Foreign exchange loss		(3.3)	-	(3.3)	(2.4)	-	(2.4)
Gain on disposal of property, plant & equipment		1.3	-	1.3	0.1	-	0.1
Total other (expenses)		(13.1)	-	(13.1)	(7.2)	-	(7.2)
Profit before tax		284.8	-	284.8	203.5	(7.8)	195.7
Tax on profit on ordinary activities		(34.3)	-	(34.3)	(9.9)	-	(9.9)
Profit for the quarter - all attributable to equity holders of parent		250.5	-	250.5	193.6	(7.8)	185.8
Earnings per ordinary share (in € cent)
Basic	10	16.96		16.96	13.09		12.56
Diluted	10	16.90		16.90	13.07		12.55
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,476.7		1,476.7	1,479.1		1,479.1
Diluted	10	1,482.3		1,482.3	1,480.6		1,480.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the half-year ended September 30, 2009 (unaudited)
	Half-year	Half-year
	Ended	Ended
	Sep 30, 2009	Sep 30, 2008
	€M	€M

Profit for the half-year	373.5	95.3

Other comprehensive income
Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movements (out of)/into cash flow hedge reserve	(100.8)	131.9
Net increase in available for sale financial asset	40.1	3.6
Other comprehensive income for the half-year, net of income tax	(60.7)	135.5

Total comprehensive income for the half-year - all attributable to equity holders of parent	312.8	230.8

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended September 30, 2009 recognised and measured in accordance with IFRS (unaudited)

	Quarter	Quarter
	Ended	Ended
	Sep 30, 2009	Sep 30, 2008
	€M	€M

Profit for the quarter	250.5	185.8

Other comprehensive income
Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movements (out of)/into cash flow hedge reserve	(83.0)	96.9
Net increase in available for sale financial asset	40.1	3.6
Other comprehensive income for the quarter, net of income tax	(42.9)	100.5

Total comprehensive income for the quarter - all attributable to equity holders of parent	207.6	286.3

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Cashflow Statement for the half-year ended September 30, 2009 (unaudited)

	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2009	2008
	€M	€M
Operating activities
Profit before tax	419.4	105.2

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	111.3	122.5
(Increase)/decrease in inventories	(0.6)	0.6
(Increase) in trade receivables	(6.2)	(7.1)
(Increase)/decrease in other current assets	(48.4)	68.1
Increase in trade payables	49.5	49.2
Decrease in accrued expenses	(197.8)	(266.8)
Increase in other creditors	29.7	2.2
Increase in maintenance provisions	11.1	9.3
(Gain) on disposal of property, plant and equipment	(2.9)	(0.2)
Loss on impairment of available for sale financial asset	13.5	93.6
Decrease/(increase) in finance income	2.8	(1.1)
(Increase) in finance expense	(1.8)	-
Retirement costs	0.4	0.2
Share based payments	2.8	1.5
Income tax (paid)/ refunded	-	0.5
Net cash provided by operating activities	382.8	177.7

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(386.8)	(260.5)
Proceeds from sale of property, plant and equipment	65.6	78.8
Purchase of equities classified as available for sale	-	(4.7)
Decrease in restricted cash	181.4	102.6
(Increase)/decrease in financial assets: cash > 3months	(181.7)	272.7
Net cash (used in)/provided by investing activities	(321.5)	188.9

Financing activities
Shares purchased under share buyback programme	-	(33.1)
Net proceeds from shares issued	9.4	0.6
Proceeds from long term borrowings Repayments of long term borrowings	304.1 (116.4)	84.5 (149.8)
Net cash provided by/(used in) financing activities	197.1	(97.8)

Increase in cash and cash equivalents	258.4	268.8
Cash and cash equivalents at beginning of the period	1,583.2	1,470.8
Cash and cash equivalents at end of the half-year	1,841.6	1,739.6

Ryanair Holdings plc and Subsidiaries
Consolidated Interim Statement of Changes in Shareholders' Equity for the half-year ended September 30, 2009 (unaudited)
		Share		Capital
	Ordinary	Premium	Retained	Redemption		Other
	Shares	Account	Earnings	Shares	Hedging	Reserves	Total
	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2008	9.5	615.8	2,000.4	0.4	(142.2)	18.3	2,502.2
Profit for the half-year	-	-	95.3	-	-	-	95.3
Other Comprehensive income
Net movements into cash flow reserve	-	-	-	-	131.9	-	131.9
Net change in fair value of available for sale asset	-	-	-	-	-	3.6	3.6
Total other comprehensive income	-	-	-	-	131.9	3.6	135.5
Total comprehensive income	-	-	95.3	-	131.9	3.6	230.8
Issue of ordinary equity shares	-	0.6	-	-	-	-	0.6
Repurchase of ordinary equity shares	-	-	(33.1)	-	-	-	(33.1)
Share-based payments	-	-	-	-	-	1.5	1.5
Balance at September 30, 2008	9.5	616.4	2,062.6	0.4	(10.3)	23.4	2,702.0
(Loss) for the half-year	-	-	(264.5)	-	-	-	(264.5)
Other Comprehensive income
Net movements into cash flow reserve	-	-	-	-	8.4	-	8.4
Net change in fair value of available for sale asset	-	-	-	-	-	(3.6)	(3.6)
Total other comprehensive income	-	-	-	-	8.4	(3.6)	4.8
Total comprehensive income	-	-	(264.5)	-	8.4	(3.6)	(259.7)
Issue of ordinary equity shares	-	1.0	-	-	-	-	1.0
Repurchase of ordinary equity shares	-	-	(12.9)	-	-	-	(12.9)
Capital redemption reserve fund	(0.1)	-	-	0.1	-	-	-
Share-based payments	-	-	-	-	-	2.2	2.2
Retirement benefits	-	-	(7.5)	-	-	-	(7.5)
Balance at March 31, 2009	9.4	617.4	1,777.7	0.5	(1.9)	22.0	2,425.1
Profit for the half-year	-	-	373.5	-	-	-	373.5
Other Comprehensive income
Net movements out of cash flow reserve	-	-	-	-	(100.8)	-	(100.8)
Net change in fair value of available for sale asset	-	-	-	-	-	40.1	40.1
Total other comprehensive income	-	-	-	-	(100.8)	40.1	(60.7)
Total comprehensive income	-	-	373.5	-	(100.8)	40.1	312.8
Issue of ordinary equity shares	-	9.4	-	-	-	-	9.4
Share-based payments	-	-	-	-	-	2.8	2.8
Transfer of exercised and expired share based awards	-	-	0.3	-	-	(0.3)	-
Balance at September 30, 2009	9.4	626.8	2,151.5	0.5	(102.7)	64.6	2,750.1

Ryanair Holdings plc and Subsidiaries

 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided on page 15.

Exceptional items in the half year ended September 30, 2009 amounted to €13.5m reflecting an impairment of the Aer Lingus shareholding. Exceptional items in the half year ended September 30, 2008 amounted to €119.3m consisting of an impairment of the Aer Lingus shareholding of €93.6m and an accelerated depreciation charge of €25.7m on aircraft disposed in financial years 2009 and 2010.

Adjusted profit after tax excluding exceptional items increased by 80% to €387.0m. Including exceptional items the profit after tax for the half year amounted to €373.5m compared to a profit of €95.3m in the half year ended September 30, 2008.

Summary half year ended September 30, 2009

Adjusted profit after tax increased by 80% to €387.0m compared to €214.6m in the half year ended September 30, 2008 primarily due to a 42% decrease in fuel costs, partially offset by a 17% decline in average fares.  Total operating revenues decreased by 2% to €1,766.8m as average fares fell by 17% due to the recession, price promotions, and the adverse impact of the movement in euro/sterling exchange rates. Ancillary revenues grew by 8% to €346.3m, lower than the increase in passenger volumes, due to a decline in average spend per passenger primarily due to lower excess baggage revenues, and the negative impact of the movement in euro/sterling exchange rates.  Total revenue per passenger as a result decreased by 15%, whilst the Load Factor remained flat at 85% during the period.

Total operating expenses fell by 17% to €1,314.2m, primarily due to lower fuel prices, offset by the higher level of activity and increased operating costs associated with the growth of the airline.  Fuel, which represents 35% of total operating costs compared to 50% in the comparative period, decreased by 42% to €459.8m due to the fall in the price per gallon paid offset by an increase in the number of hours flown.  Unit costs excluding fuel fell by 5% and including fuel they fell by 27%.  Operating margin increased by 13 points to 26% whilst operating profit increased by €216.2m to €452.6m.

Net margins increased to 22% from 12% at September 30, 2008 for the reasons outlined above.

Adjusted earnings per share for the period were 26.23 cent compared to 14.44 cent in the previous half year ended September 30, 2008.

Balance sheet

Total cash and cash equivalents remained strong at €2,536.9m.  The Group generated cash from operating activities of €382.8m and a further €65.6m delivery proceeds on the sale of three Boeing 737-800 aircraft which together partially funded capital expenditure incurred during the period.  Capital expenditure of €386.8m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of 24 new Boeing 737-800 aircraft in the half year.  Total debt, net of repayments, increased by €187.7m to €2,586.1m during the period.  Net debt at period end was €49.2m.

 Detailed Discussion and Analysis Half Year ended September 30, 2009

Adjusted profit after tax, increased by €172.4m to €387.0m primarily due to lower fuel costs, partially offset by a 17% decline in average fares.  Total operating revenues decreased by 2% to €1,766.8m as average fares fell by 17% due to the recession, price promotions, the adverse impact of the movement in euro/sterling exchange rates and a decline in ancillary revenues per passenger, offset by a 15% increase in passenger numbers.  Fuel, which represents 35% of total operating costs compared to 50% in the prior period comparative, decreased by 42% to €459.8m due to the fall in the price per gallon paid offset by an increase in the number of hours flown.  Unit costs excluding fuel fell by 5% and including fuel they fell by 27%.   Operating margin, as a result, increased by 13 points to 26%, whilst operating profit increased by €216.2m to €452.6m.

Total operating revenues decreased by 2% to €1,766.8m, slower than the 15% increase in passenger traffic to 36.4m, which was offset by a 17% decline in average fares.

Total revenue per passenger decreased by 15% due to a 7% decline in ancillary revenues per passenger and a 17% fall in average fares.

Scheduled passenger revenues decreased by 5% to €1,420.5m due to a 15% rise in passenger volumes on existing routes offset by a 17% decrease in average fares, due to the recession, price promotions, lower baggage penetration rates, and the adverse impact of the movement in euro/sterling exchange rates.  Load factor remained flat at 85%, compared to the period ended September 30, 2008.

Ancillary revenues increased by 8% to €346.3m, slower than the 15% increase in passenger volume, due to a decline in  average spend per passenger primarily due to lower excess baggage revenues, and the adverse impact of the movement in euro/sterling exchange rates.

Total operating expenses decreased by 17% to €1,314.2m primarily due to the 42% decrease in fuel prices and 5% unit cost reductions (ex fuel) delivered in the period offset somewhat by the higher level of activity and costs associated with the growth of the airline.

Staff costs increased by 5% to €168.6m.  This reflects an 11% increase in average employee headcount to 7,059, offset by the impact of a company wide pay freeze, the higher portion of contract crew operating during the period, and the rise in cabin crew numbers during the period who earn lower than the average salary.

Depreciation and amortisation increased by 15% to €111.3m. This reflects, net of disposals, an additional 22 aircraft or a 17% increase in lower cost 'owned' aircraft in the fleet this period compared to the period ended September 30, 2008 and the impact of overhaul checks undertaken during the period.

Fuel costs decreased by 42% to €459.8m primarily due to the lower cost of fuel in the period.

Maintenance costs increased by 32% to €40.3m due to an increase in the number of leased aircraft from 39 to 51 and additional costs arising from increased line maintenance activity at new bases.

Aircraft rental costs increased by 18% to €45.0m, which is lower than the 31% increase in the number of leased aircraft from 39 to 51 compared to the period ended September 30, 2008, reflecting the positive impact of lower lease rentals achieved.

Route charges rose by 15% to €173.9m due to an increase in the number of sectors flown and an increase in average unit rates, offset by the positive impact of euro/sterling exchange rates.

Airport & handling charges increased by 5% to €249.5m due to a 15% increase in passenger volumes, offset by lower costs at new airports and bases launched and savings achieved on handling costs.

Marketing, distribution and other expenses decreased by 7% to €65.8m, due to improved margins on some existing products, cost reductions on some indirect costs and the increased focus on internet based promotions.

Operating margin increased by 13 points to 26% due to the reasons outlined above and operating profits have increased by €216.2m to €452.6m compared to the period ended September 30, 2008.

Finance income decreased by 71% to €13.3m primarily due to the impact of lower base interest rates and the prudent placement of funds with highly rated and guaranteed financial institutions which typically provide a lower yield.

Finance expense decreased by 40% to €35.3m primarily due to the impact of lower interest rates offset by the drawdown of debt to part finance the purchase of new aircraft.

Foreign exchange losses during the period of €0.6m are primarily due to the impact of movement in the sterling rate against the euro.

Balance sheet

Total cash and cash equivalents remained strong at €2,536.9m.  The Group generated cash from operating activities of €382.8m and a further €65.6m delivery proceeds on the sale of three Boeing 737-800 aircraft which together partially funded capital expenditure incurred during the period.  Capital expenditure amounted to €386.8m which largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of 24 new Boeing 737-800 aircraft.  Total debt, net of repayments, increased by €187.7m during the period to €2,856.1m.  Net debt at period end was €49.2m

Shareholders' Equity at September 30, 2009 increased by €325.0m to €2,750.1, compared to March 31, 2009 due to the impact of IFRS accounting treatment for derivative financial assets, stock option grants, profit of €373.5m in the period and the issue of shares of €9.4m (as detailed on page 9).

Detailed Discussion and Analysis Quarter ended September 30, 2009

Adjusted profit after tax, increased by €56.9m to €250.5m primarily due to lower fuel costs, partially offset by a 20% decline in average fares.  Total operating revenues decreased by 4% to €992.1m as average fares fell by 20% due to the recession, price promotions, the adverse impact of the movement in euro/sterling exchange rates and a decline in ancillary revenues per passenger, offset by an 18% increase in passenger numbers.  Fuel, which represents 35% of total operating costs compared to 51% in the prior period comparative, decreased by 42% to €245.7m due to the fall in the price per gallon paid offset by an increase in the number of hours flown.  Unit costs excluding fuel fell by 5% and including fuel they fell by 29%.   Operating margin, as a result, increased by 10 points to 30%, whilst operating profit increased by €87.2m to €297.9m.

Total operating revenues decreased by 4% to €992.1m, slower than the 18% increase in passenger traffic to 19.7m which was offset by a 20% decline in average fares.

Total revenue per passenger decreased by 19% due to a 20% fall in average fares and a slower growth of ancillary revenues.

Scheduled passenger revenues decreased by 6% to €811.1m due to an 18% rise in passenger volumes, offset by a 20% decrease in average fares, due to the recession, price promotions, lower baggage penetration rates, and the adverse impact of the movement in euro/sterling exchange rates.  Load factor remained flat at 88% compared to the period ended September 30, 2008.

Ancillary revenues increased by 3% to €181.0m, slower than the 18% rise in passenger volumes due to a decline in average spend per passenger primarily due to lower excess baggage revenues, and the adverse impact of the movement in euro/sterling exchange rates.

Total operating expenses decreased by 16% to €694.2m  primarily due to the 42% decrease in fuel prices and 5% unit cost reductions (ex fuel) delivered in the period offset somewhat by the higher level of activity and costs associated with the growth of the airline.

Staff costs increased by 8% to €86.2m.  This reflects an 11% increase in average employee headcount to 7,181, offset by the impact of a company wide pay freeze, the higher portion of contract crew operating during the period, and the rise in cabin crew numbers who earn lower than the average salary.

Depreciation and amortisation increased by 13% to €56.3m. This reflects, net of disposals, an additional 22 aircraft or a 17% increase in lower cost 'owned' aircraft in the fleet this quarter compared to the quarter ended September 30, 2008 and the impact of overhaul checks undertaken during the period

Fuel costs decreased by 42% to €245.7m primarily due to the lower cost of fuel in the period.

Maintenance costs increased by 29% to €21.1m due to an increase in the number of leased aircraft from 39 to 51 and additional costs arising from increased line maintenance activity at new bases.

Aircraft rental costs increased by 22% to €23.3m, which is lower than the 31% increase in the number of leased aircraft from 39 to 51 compared to the period ended September 30, 2008, reflecting the positive impact of lower lease rentals achieved.

Route charges rose by 21% to €92.7m due to an increase in the number of sectors flown and an increase in average unit rates, offset by the positive impact of euro/sterling exchange rates.

Airport & handling charges increased by 7% to €132.8m due to an 18% increase in passenger volumes, offset by lower costs at new airports and bases launched and savings achieved on handling costs.

Marketing, distribution and other expenses increased by 3% to €36.1m, due to improved margins on some existing products, cost reductions on some indirect costs and the increased focus on internet based promotions.

Operating margin increased by 10 points to 30% due to the reasons outlined above and operating profits have increased by €87.2m to €297.9m compared to the period ended September 30, 2008.

Finance income decreased by 75% to €5.9m primarily due to the impact of lower base interest rates and the prudent placement of funds with highly rated and guaranteed financial institutions which typically provide a lower yield.

Finance expense decreased by 40% to €17.0m primarily due to the impact of lower interest rates offset by the drawdown of debt to part finance the purchase of new aircraft.

Foreign exchange losses during the quarter of €3.3m are primarily due to the impact of changes in the sterling rate against the euro.

Ryanair Holdings plc

Interim Management Report

Introduction

This half-yearly financial report for the six month period ended September 30, 2009 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

•	Reconciliation of results for the period under International Financial Reporting Standards ("IFRS") to adjusted results for the half-year period and quarter ended September 30, 2009;

•	Principal risks and uncertainties relating to the remaining six months of the year;

•	Related party transactions; and

•	Post balance sheet events.

Results of operations for the six month period ended September 30, 2009 compared to the six month period ended September 30, 2008, including important events that occurred during the half-year are set forth in the Operating and Financial review on pages 10-14.

Reconciliation of results for the period under IFRS to adjusted results for the half year period and quarter ended September 30, 2009

The unaudited condensed consolidated interim income statements for the half-year period and quarter ended September 30, 2009, as set forth on pages 5 and 6 of this half-yearly financial report, presents the results for the periods separately between pre-exceptional and exceptional items. Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Groups's ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

 Reconciliation of profit for the period to adjusted profit for the period

	Half-year Ended Sep 30, 2009	Half-year Ended Sep 30, 2008	Quarter Ended Sep 30, 2009	Quarter Ended Sep 30, 2008
	€M	€M	€M	€M

Profit for the financial year	373.5	95.3	250.5	185.8

Adjustments
Accelerated depreciation on property, plant and equipment	-	25.7	-	7.8
Loss on impairment of available for sale financial asset	13.5	93.6	-	-

Adjusted profit for the year	387.0	214.6	250.5	193.6

Principal Risks and Uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the second half of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors.

Board of directors

Details of the members of our Board of Directors are set forth on pages 93 and 94 of our 2009 Annual Report.

Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the six month period ended September 30, 2009 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2009 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

Post balance sheet events

There were no significant post balance sheet events.

  Ryanair Holdings plc

Notes forming Part of the Unaudited Condensed Consolidated

Interim Financial Statements

1.  Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The condensed consolidated interim financial statements of the Company for the six months ended September 30, 2009 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2009 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2009 are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2009 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992. Statutory financial statements for the year ended March 31, 2009 have been filed with the Companies' Office. The auditors' report on those financial statements was unqualified.

In addition to the presentation of the condensed consolidated interim financial statements for the half-year period ended September 30, 2009, the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the quarter ended September 30, 2009 have also been provided on a supplementary basis and have been prepared in accordance with the measurement and recognition principles of IFRS as adopted by the EU.  The quarterly financial information does not include all information required for interim financial reporting under IAS 34.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the six months ended September 30, 2009 on October 30, 2009.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRSs as issued by the International Accounting Standards Board.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 April 2009.

•

IFRS 8 - Operating Segments ("IFRS 8"). We adopted IFRS 8 which replaces IAS 14 - Segmental Reporting ("IAS 14"), during the six months ended 30 September 2009. IFRS 8 requires a "management approach" under which segment information is presented on the same basis as that used for internal reporting purposes. IAS 14 required identification of two sets of segments - one based on business units and the other on geographical areas. IFRS 8 requires additional disclosures around identifying segments and their products and services. Our operations are organised as a single business unit, that of the provision of low-fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties. There has been no change to the operating segment as a result of the adoption of IFRS 8 and the reportable segment is consistent with that previously reported under the primary business segment format of the segment reporting under IAS 14. The additional disclosures around identifying segments and their products and services will be disclosed in the 2010 annual financial statements.  Comparative segment information has been represented, where necessary, in conformity with the transitional requirements of IFRS 8. Since the change in accounting policy only impacts the presentation and disclosure aspects, there is no impact on reported results or earnings per share.

•

IAS 1 (revised) - Presentation of Financial Statements. The revised standard prohibits the presentation of items of income and expenses (that is "non owner changes in equity") in the statement of changes in equity, requiring "non owner changes in equity" to be presented separately from owner changes in equity. All "non owner changes in equity" are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income). We have elected to present two statements: an income statement and a statement of comprehensive income. Also, the revised standard includes the statement of changes in shareholders' equity as a primary statement, rather than as a note to the financial statements.

•	Amendment to IFRS 7 "Improving Disclosures about Financial Instruments". The relevant aspects of the amendment will be addressed in the 2010 Annual Report disclosures.

The following standards, amendments to IFRS standards, IFRIC interpretations and improvements to IFRSs are mandatory for the first time for the financial year beginning 1 April 2009, but did not have an impact on the Company.

•	Amendments to IFRS 1 and IAS 27 "Cost of an Investment in a Subsidiary, Jointly-Controlled Entity or Associate";

•	Amendment to IFRS 2, "Share-based Payment - Vesting Conditions and Cancellations";

•	Amendment to IAS 23, "Borrowing Costs";

•	Amendments to IAS 32 and IAS 1 regarding puttable financial instruments and obligations arising on liquidation;

•	Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets";

•	Amendment to IFRIC 9 and IAS 39 "Embedded Derivatives";

•	IFRIC 15, "Agreements for the Construction of Real Estate";

•	IFRIC 16, "Hedges of a Net Investment in a Foreign Operation";

•	IFRIC 17, "Distributions of Non-Cash Assets to Owners";

•	IFRIC 18, "Transfer of Assets from Customers"; and

•	'Improvements to IFRSs 2008' (issued in May 2008).

The following standards, amendments to IFRS standards and interpretations have been issued, but are not effective for the financial year beginning 1 April 2009 and have not been early adopted by the Company:

•

IFRS 3 (revised) - Business Combinations and consequential amendments to IAS 27 - Consolidated and Separate Financial Statements, IAS 28 - Investments in Associates and IAS 31 - Interests in Joint Ventures, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

•	Amendment to IFRS 2, "Group Cash-settled Share-based Payment Transactions";

•	Amendment to IAS 32 "Classification of Rights Issues";

•	Amendment to IAS 39 "Eligible Hedged Items"; and

•	'Improvement to IFRSs 2009' (issued in April 2009).

Exceptional items

The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. In the current and prior period comparative we have presented an impairment of a financial asset investment and also accelerated depreciation related to aircraft disposals separately because of the unusual nature of these items. Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non exceptional amounts of the same nature.

2.  Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.  Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4.  Income tax expense

The Group's consolidated effective tax rate in respect of operations for the half-year ended September 30, 2009 was 10.9% (2008: 9.4%). The tax charge for the half-year ended September 30, 2009 of €45.9m (2008: €9.9m) primarily comprises a deferred tax charge relating to the utilisation of previous trading losses.

5.  Share based payments

The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements.  The charge to the income statement in the half-year of approximately €2.8m (2008: €1.5m) is related to the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.  Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.  Capital commitments

At September 30, 2009 Ryanair had an operating fleet of 202 (2008: 168) Boeing 737-800 aircraft. It also had firm orders for an additional 110 Boeing 737-800's. The delivery of these firm order aircraft will increase the fleet size (net of planned disposals) to 292 aircraft by March 31, 2012.

8.  Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €93.2m at March 31, 2009 to €119.7m at September 30, 2009 is comprised of an impairment charge of €13.5m on its shareholding in Aer Lingus, recognised in the income statement, reflecting a further decline in the Aer Lingus share price from €0.59 per share at March 31, 2009 to €0.50 at June 30, 2009. This impairment charge is offset by a gain of €40.1m, recognised through reserves, reflecting the subsequent increase in the share price to €0.75 per share at September 30, 2009. All such impairment losses are required to be recognised in the income statement and are not subsequently reversed, while gains are recognised through reserves.

9.  Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties. The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

As of April 1, 2009 the Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM). When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type. The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/(loss) after tax of the Company for the period. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the impairment of a financial asset investment and accelerated depreciation related to aircraft disposals (see reconciliation on page 15).

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations. In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since March 31, 2009.

 Reportable segment information is presented as follows:

	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2009	2008
	€M	€'M
External revenues	1,766.8	1,810.5

Reportable segment profit after income tax	387.0	214.6

	At Sep 30, 2009	At Mar 31, 2009
	€M	€'M
Reportable segment assets	6,752.5	6,387.9

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2009	2008
	€M	€'M
Total profit or loss for reportable segment	387.0	214.6
Other items of profit or loss
Loss on impairment of available for sale financial asset	(13.5)	(93.6)
Accelerated depreciation on property, plant and equipment	-	(25.7)
Consolidated profit after income tax	373.5	95.3

10.  Earnings per share

	Half-year	Half-year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2009	2008	2009	2008

Basic earnings per ordinary share euro cent	25.31	6.42	16.96	12.56
Diluted earnings per ordinary share euro cent	25.21	6.41	16.90	12.55
Weighted average number of ordinary shares (in M's) - basic	1,475.3	1,485.5	1,476.7	1,479.1
Weighted average number of ordinary shares (in M's) - diluted	1,481.2	1,487.3	1,482.3	1,480.6

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 5.9m (2008: 1.8m).

11.  Property, plant and equipment

Acquisitions and disposals

During the half-year ended September 30, 2009, the Group acquired assets with a cost of €386.8m (half-year September 30, 2008: €260.5m).  There were three Boeing 737-800 aircraft disposed of during the half-year, the balance of the sales proceeds of which amounted to €65.6m.  No gain/(loss) was recognised on these disposals as accelerated depreciation had been recognised in the period to disposal date.

12.  Post balance sheet events

There were no significant post balance sheet events.

13.  US GAAP Reconciliation

Following on from the issuance by the SEC of Rule 3235 "Acceptance from Foreign Private Issuers of Financial Statements prepared in accordance with International Financial Reporting Standards without reconciliation to US GAAP", the Group has chosen to exclude a US GAAP Reconciliation from these preliminary financial statements.

14.  Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the six month period ended September 30, 2009 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2009 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Ryanair Holdings plc

Responsibility Statement

Statement of the directors in respect of the half-yearly financial report

Each of the directors, whose names and functions are listed on pages 93 and 94 of our 2009 Annual Report, confirm that, to the best of each person's knowledge and belief:

1)  The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2009, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002.

2)   The interim management report includes a fair review of the information required by:

                    (i)     Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2009 and              their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2010; and

                   (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2009 and that have             materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2009 Annual Report that could do so.

On behalf of the Board

David Bonderman                    Michael O'Leary

Chairman                                Chief Executive

October 30, 2009

                        Independent review report of KPMG to Ryanair Holdings plc

Introduction

We have been engaged by Ryanair Holdings plc ("the Company") to review the condensed consolidated interim financial statements for the six months ended September 30, 2009, which comprise the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK's Financial Services Authority ("the FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report, including the condensed consolidated interim financial statements contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

As disclosed in note 1 - basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board and adopted by the European Union ('EU'). The condensed consolidated interim financial statements included in this half-yearly financial report have been prepared in accordance with IAS 34, "Interim Financial Reporting," as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in Ireland and the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended September 30, 2009 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

KPMG

Chartered Accountants
Dublin

October 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  02 November 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary